ITERIS, INC.
1515 South Manchester Avenue
Anaheim, California 92802

August 2, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Derek Swanson

  Re:
  Iteris, Inc.
  Registration Statement on Form S-3 (File No. 333-121942)

Ladies and Gentlemen:

        As you are aware, Iteris, Inc. (the "Company") plans to release its operating results for the first quarter ended June 30, 2005 on Thursday, August 4, 2005 and has scheduled a conference call for that same date at 1:30 p.m. Pacific time. The Company advises the Securities and Exchange Commission that the numbers for such earnings release have not yet been finalized, and the Company does not intend to file a pre-effective amendment for the above-referenced Registration Statement.

Sincerely,

ITERIS, INC.

By:	/s/ JAMES S. MIELE James S. Miele Chief Financial Officer